Ecopetrol S.A. further adjusts its 2020 investment plan to a range of between USD$3.0 billion to USD$3.4 billion

•         The anticipated investment level is increased versus the initial adjustment announced in May.

•         The new plan is supported by and aligned with the pillars of the Business Group's strategy: strict capital discipline, cash protection and costs efficiency and profitable growth.

•         The plan will ensure a reliable, clean, and safe operation, maintaining an estimated production of hydrocarbons of approximately 700 thousand barrels per day in 2020, with an expected joint refining throughput of 300 to 320 thousand barrels per day.

•         78% of investments are anticipated to be focused on exploration and production projects, prioritizing those providing the greatest contributions towards reserves and production and continuing to invest in enhanced recovery technologies. Downstream and Midstream segments are expected to account for 11% and 8% of the total investment, respectively, focusing mostly on reliability and integrity of the operation, fuel quality and the Cartagena Crude Plants Interconnection Project (IPCC for its Spanish acronym). The remaining 3% is expected to be assigned to implement the innovation and technology agenda of the Ecopetrol Group.

•         80% of the investment is expected to be allocated to projects in Colombia, with the remaining 20% mostly to investments in the United States and Brazil.

•         In line with the strategic importance of short-cycle hydrocarbons in unconventional reservoirs, the plan continues assigning resources towards the development of Integral Research Pilot Projects (PPII for its Spanish acronym) in Colombia and to the operations in the Permian basin in the United States.

•         The Ecopetrol Group ratifies its commitment to energy transition and sustainability. The plan calls for investments in gas of more than USD$130 million, highlighting the Piedemonte field’s development and the maturity of the offshore gas discoveries in the Colombian Caribbean. Additionally, it foresees investments of over USD$140 million in areas such as decarbonization, renewable energy and the management of water from operations.

•         The plan includes resources allocated to social and environmental investment for the development and well-being of communities amounting to approximately $470 billion pesos for 2020, reaching an estimated total of $1.7 trillion pesos between 2020-2024.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that the Board of Directors approved a new organic investment plan for the Ecopetrol Group (GE) for an estimated amount between USD$3.0 billion and USD$3.4 billion for 2020. This level of organic investment is similar to what was deployed in 2019 and higher than the investment plan announced in early May.

As a result of the solid financial results reported in 2019, Ecopetrol announced in November of last year an increase in its investment levels for 2020, to a range of between USD$4.5 to USD$5.5 billion (a plan set with an average Brent price of USD$57 per barrel). The unprecedented crisis suffered during the first quarter of 2020, instigated by the simultaneous shocks to the supply (price war) and demand (COVID-19) of oil, resulted in an downward adjustment of the investment level to a range between USD$2.5 and USD$3 billion (with an expected average Brent price of between USD$30 and USD$40 per barrel). After a thorough review of the Company's portfolio and the progression of its interventions, and with the gradual recovery of economic activity, the current outlook allows for an investment increase to a new estimated level of between USD$3 and USD$3.4 billion for 2020.

The new plan ensures the sustainability of the business in a low-price environment, prioritizing cash generating opportunities with better breakeven prices, maintaining growth dynamics focused on the execution of the key assets development plans and on the protection of the value of the asset base through investments that provide for the reliability, integrity and continuity of the operations of its refineries, transport systems and production fields.

The plan was developed based on an expected average Brent price of USD$38 per barrel for 2020. Despite the current low-price environment, this plan remains resilient and competitive, with a cash breakeven price of close to USD$30.

80% of the investments are expected to be focus on projects in Colombia and the remainder in the development of existing resources and reserves, mostly in the United States and Brazil.

In line with Ecopetrol Group's strategic priorities, the plan focuses on disciplined growth in the Upstream segment, to which 78% of the total investment is expected to be allocated, enabling organic production to reach levels of approximately 700,000 barrels of oil equivalent per day (oil and gas) for 2020, with emphasis on enhanced recovery technologies.

With regard to unconventional deposits (YNC for its acronym in Spanish), firm investments in the amount of USD$221 million continue for the scaling up of development activities in the Permian basin in Texas, United States, and of USD$13 million for the maturation of the initiatives associated with Integral Research Pilot Projects for Unconventional Deposits (PPII for its acronym in Spanish) in the Mid-Magdalena Valley basin.

USD$583 million is projected to be invested in Exploration, which is expected to make high-value opportunities viable for the Company, with a core focus on gas. The investments in the Colombian Piedemonte fields and Brazil are worth highlighting, as well as those for the continued evaluation and development of offshore gas discoveries in the Colombian Caribbean. In 2020, 13 exploratory wells are expected to be drilled, 11 of which would be located in Colombia in the Llanos Orientales, Mid-Magdalena Valley, Low-Magdalena Valley and Sinú-San Jacinto basins, and the remaining two in Brazil. Seismic activities are also planned in the amount of USD$17 million.

Investment in the Downstream segment is expected to represent 11% of the total investment and is expected to focus primarily on ensuring the reliability and sustainability of the operation of the Barrancabermeja and Cartagena refineries, as well as continuing the fuel quality and wastewater management programs, thus ensuring increasingly clean effluents. The joint throughput expected from the refineries for 2020 is ranging between 300 and 320 thousand barrels per day. Looking at growth opportunities, the project to interconnect the original crude unit of the Cartagena refinery with the new refinery is expected to continue, with investments of USD$60 million in 2020. This project would increase the refinery's capacity to more than 200,000 barrels per day by 2022.

The Midstream segment is expected to account for 8% of the total investment; these resources  are expected to be mostly aimed at guaranteeing the integrity and reliability of the infrastructure, while achieving greater flexibility and efficiency in the logistics for the transportation of heavy crude oil. These investments are also expected to allow for the optimization of future operating costs through the upgrading of equipment and improved performance. The volumes transported are estimated at one million barrels per day, in line with the country's crude oil production expectations and the demand for refined products.

Furthermore, the plan includes funds for maturing and advancing into the incorporation of renewable energy sources, continuing with the digital transformation program and accelerating the development and implementation of technologies to optimize the Group's operation throughout the whole chain, as well as strengthening social and environmental investment programs.

During 2020, more than USD$50 million are expected to be invested in decarbonization projects, among them energy efficiency projects, leakage and vent reduction, and the construction of the San Fernando Solar Park (50 MW) in the department of Meta, to be developed through a PPA (power purchase agreement). In this manner, progress is expected to continue to be made towards the goal of reducing between 1.8 and 2.0 million tonnes of CO2e in 2022, in addition to the 6.6 million tonnes reduced between 2010 and 2019, and the goal of incorporating 300 MW of power generation based on renewable energy sources by 2022.

The plan contemplates allocating resources to the socio-environmental investment program in an approximate amount of $1.7 billion pesos by 2024, with the aim to close social gaps and promote the development and well-being of the communities where we operate, through strategic projects in infrastructure, public services, education, sports and health, rural development and entrepreneurship and business development. In addition, we will continue to provide support to meet specific needs arising from the COVID-19 pandemic in our areas of operation. To date, the resources approved to aid Colombia in the management of the pandemic amount to $88 billion pesos.

In an effort to accelerate the digital transformation process, nearly USD$70 million is expected to be allocated to capture benefits associated with artificial intelligence technologies, blockchain, and bots, among others.

Based on the Company’s financial projections as of today, no additional debt requirements are estimated for the current year.

"This new investment plan we are presenting ensures the sustainability of the business and reflects our strategic pillars of cash protection, cost efficiency, capital discipline and profitable and sustainable growth. We maintain a stable level of investment, which demonstrates the Company's resilience, and continue to develop opportunities in natural gas and unconventional reservoirs, as well as move forward with our roadmap towards a profitable and orderly energy transition, in line with our commitment to produce more and increasingly clean energy," said Ecopetrol's CEO, Felipe Bayón Pardo.

Likewise, the plan responds to the best Corporate Governance practices of the Ecopetrol Group, whose priority is the commitment to the life and care of its workers, operational excellence, environmental protection, ethics and transparency, and joint growth with the communities where it operates.

  Bogotá D.C. July 17, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co